Exhibit (a)(1)(A)

PhotoWorks, Inc.

71 Columbia Street, #200

Seattle, Washington 98104

December 13, 2007

Dear Shareholder,

We are pleased to inform you that on November 28, 2007, PhotoWorks, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with AG.com, Inc. (“AG”) and Photo Merger Corp., a wholly owned subsidiary of AG (“Offeror”) which is an indirect, wholly owned subsidiary of American Greetings Corporation. Under the terms of the Merger Agreement and subject to the conditions set forth in Offeror’s Offer to Purchase and related materials enclosed with this letter, Offeror is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the “Shares”) at a purchase price of 59.5 cents per share, net to sellers in cash without interest, and subject to any required withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 5:00 p.m., New York City time, on January 14, 2008.

The tender offer is conditioned upon, among other things, there being two-thirds of the Shares, on a fully-diluted basis, validly tendered and not properly withdrawn prior to the expiration of the tender offer. If successful, the tender offer will be followed by the merger of Offeror into the Company, with the Company being the surviving corporation and a wholly owned subsidiary of AG. In the merger, Shares not purchased in the tender offer will be converted into the right to receive the same 59.5 cents per Share cash payment, without interest, paid in the tender offer.

The board of directors of the Company has unanimously (1) determined that the tender offer and the merger are fair to, and in the best interest of, the Company and its shareholders, (2) approved the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the tender offer and the merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s shareholders tender their Shares in the tender offer and adopt the Merger Agreement. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER, TENDER YOUR SHARES TO OFFEROR PURSUANT TO THE TENDER OFFER AND, IF NECESSARY, ADOPT THE MERGER AGREEMENT.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

Offeror’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares, set forth the terms and conditions of Offeror’s tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Best regards,

Andrew L. Wood

President and Chief Executive Officer

PhotoWorks, Inc.